Stradley Ronon Stevens & Young, LLP

191 N. Wacker Drive

Suite 1601

Chicago, IL 60606

August 15, 2016

Securities and Exchange Commission

Attn.:	Kimberly Browning, Esq.
Senior Counsel
Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Nuveen Senior Income Fund

Ladies and Gentlemen:

On behalf of the Nuveen Senior Income Fund (the “Fund”), we are transmitting for electronic filing, as correspondence, a marked copy of pre-effective amendment no. 1 to the Fund’s Registration Statement on Form N-2 (333-212240; 811-09571) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The marked copy shows all changes made to the original N-2 filed June 24, 2016. The Registration Statement relates to a proposed shelf offering of Term Preferred Shares by the Fund.

If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at (312) 964-3502 with any question or comments concerning these materials.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Copies to:

E. Fess (w/encl.)

K. McCarthy (w/encl.)